

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 15, 2018

Amadou Diop
President
Wari, Inc.
1717 Pennsylvania Avenue NW
Washington, D.C. 20006

> **Re:** **Wari, Inc. f/k/a Cheetah Enterprises, Inc.**
> **Current Report on Form 8-K**
> **Filed June 12, 2018**
> **File No. 000-55667**

Dear Mr. Diop:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Lowey